

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 13, 2009

Karl Schneider
Senior Vice President, Finance and
Chief Financial Officer
Zoran Corporation
1390 Kifer Road
Sunnyvale, California 94086

      Re: Zoran Corporation
               Form 10-K for the year ended December 31, 2008
               File No. 000-27246

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Kevin L. Vaughn
               Accounting Branch Chief